FMI Funds	Quarterly Review – March 31, 2009
100 East Wisconsin Avenue, Suite 2200	FMI Provident Trust Strategy Fund
Milwaukee, Wisconsin 53202
800.811.5311
www.fmifunds.com

Investment Objective		Top Ten Equity Holdings
Seeks a combination of long-term growth of capital and		Cognizant Technology Solutions Corp.			4.6%
income to achieve a high total return.		Infosys Technologies Ltd. SP-ADR			3.8%
		Jacobs Engineering Group Inc.			3.3%
Manager - The FMI Provident Trust Strategy Fund (the “Fund”)		Charles Schwab Corp.			3.2%
is advised by Fiduciary Management, Inc. of Milwaukee. On		Express Scripts, Inc.			3.1%
September 9, 2002, the shareholders of the Fund named		Fastenal Co.			2.9%
Provident Trust Company of Waukesha, Wisconsin as sub-		Helmerich & Payne, Inc.			2.7%
advisor for investment management. Provident was founded in		DeVry, Inc.			2.5%
1999 and is controlled by the principals of the firm.		Heartland Express, Inc.			1.8%
		Pharmaceutical Product Development, Inc.			1.1%
Investment Professionals - J. Scott Harkness, CFA,
President and Chief Executive Officer of Provident Trust		Portfolio Characteristics
Company, is responsible for day-to-day management of the		Weighted average market cap			$7.0 billion
Fund.		Median market cap			$4.8 billion
		P/E ratio (forward 4 quarters)			15.8x
Strategy - Provident Trust Company is a concentrated core		Estimated L-T earnings growth rate			15.0%
growth equity manager seeking to exceed the S&P 500[1]		Return on equity (ROE)			30.0%
domestic stock market index return over full investment		Number of holdings			14
cycles. (A typical investment cycle lasts 5-7 years and
includes both a 30% advance and a 20% decline.)
FMI Provident Trust Strategy Fund can flexibly allocate assets
between stocks, bonds and money markets to moderate		Top Ten Sectors
volatility, and selects common stocks of all market
capitalizations, generally of companies having a market
capitalization of $1 billion or more at the time of purchase.		Long-Term		Technology
Stock selection criteria includes improving revenue and		Investments -		Services
earnings growth, increasing margins, significant management		Corporate Bonds		8.4%
stock ownership, and upward valuation potential. The Fund is		11.8%			Industrial
a non-diversified investment company; please see the					Services
prospectus for further details.					6.0%
		Cash and Cash
		Equivalents			Health Services
Fund Information		59.2%			4.2%
Inception Date	12/30/1986				Finance
Net Assets	$63.5 million	Transportation	Consumer	Retail	3.2%
Net Asset Value	$5.95	1.8%	Services	Trade
Expense Ratio	1.00%		2.5%	2.9%
Ticker	FMIRX

Performance	Q1 2009	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	-2.46%	-18.54%	-6.14%	2.31%	0.25%	8.82%
S&P 500¹	-11.01%	-38.09%	-13.05%	-4.76%	-3.00%	7.96%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/30/86. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - The Fund lost 2.46% for the three months ended March versus the S&P 500's 11.01% loss, aided by the Fund's high cash/fixed income allocation of 71%. Profit expectations for the S&P 500 plummeted during the quarter to $45-55 after 4Q 2008 earnings posted a loss for the first time since the S&P's 1935 inception. FMIRX is positioned for an S&P 500 2009 range of 700-900 or 14-18x our operating earnings expectation of $50, an unemployment rate above 10% and the possibility of a 10% cumulative GDP decline.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1The Standard & Poor’s 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Standard & Poor’s Ratings Group designates the stocks to be included in the Index on a statistical basis. A particular stock’s weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding). Stocks may be added or deleted from the Index from time to time.